555 WEST FIFTH STREET LOS ANGELES CALIFORNIA 90013-1024 TELEPHONE: 213.892.5200 FACSIMILE: 213.892.5454 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SACRAMENTO, SAN DIEGO,

DENVER, NORTHERN VIRGINIA,
WASHINGTON, D.C.

TOKYO, LONDON, BRUSSELS,

BEIJING, SHANGHAI, HONG KONG

Writer’s Direct Contact

213/892-5251

HCohn@mofo.com

June 13, 2012

Via EDGAR Filing

Michael McTiernan

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

MVP REIT, Inc. (formerly known as MVP Monthly Income Realty Trust, Inc.)

Amendment No. 2 to the Registration Statement on Form S-11 (the “Registration
Statement”) filed on June 13, 2012 (File No. 333-180741)

Dear Mr. McTiernan:

On behalf of our client, MVP REIT, Inc. (the “Company”), please find enclosed for your review a revised draft of our form of legal opinion as to tax matters with respect to the above captioned filing. A marked draft reflecting the changes from our prior form of opinion is also enclosed for your reference. The changes to our form of opinion are in response to comment no. 4 set forth in the comment letter, dated May 30, 2012, by the staff of the Securities and Exchange Commission with respect to the captioned filing. The Company will file the final, executed legal opinion of Morrison & Foerster LLP (and the legal opinion of Venable LLP as to the legality of the shares) as promptly as possible prior to effectiveness of the Registration Statement.

Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5251 or Ben Chung at (213) 892-5562.

Very truly yours,

/s/ Hillel T. Cohn

Hillel T. Cohn

Enclosures

Michael McTiernan

June 13, 2012

Page Two

cc:	Erin E. Martin — Securities and Exchange Commission
Jorge Bonilla — Securities and Exchange Commission
Dan Gordon — Securities and Exchange Commission
Michael V. Shustek — MVP Monthly Income Realty Trust, Inc.
Ira Levine, Esq. — Levine Garfinkel & Eckersley
Sharon A. Kroupa, Esq. – Venable LLP

555 WEST FIFTH STREET LOS ANGELES CALIFORNIA 90013-1024 TELEPHONE: 213.892.5200 FACSIMILE: 213.892.5454 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SAN DIEGO, WASHINGTON, D.C.

DENVER, NORTHERN VIRGINIA,
ORANGE COUNTY, SACRAMENTO,

WALNUT CREEK, CENTURY CITY

TOKYO, LONDON, BEIJING,
SHANGHAI, HONG KONG,
SINGAPORE, BRUSSELS

                    , 2012

MVP REIT, Inc.

8880 West Sunset Road, Suite 220

Las Vegas, Nevada 89148

Re:	MVP REIT, Inc.—
Status as a Real Estate Investment Trust;
Information in Prospectus under Heading
Material U.S. Federal Income Tax Considerations

Ladies and Gentlemen:

We have acted as counsel to MVP REIT, Inc., a Maryland corporation (the “Company”), in connection with the offering by the Company of shares of its common stock, $0.001 par value per share (the “Shares”). The Shares are the subject of (i) a registration statement filed on Form S-11 (the “Registration Statement”) by the Company with the U.S. Securities and Exchange Commission (“SEC”) under the Securities Act of 1933 (the “Securities Act”) and (ii) a prospectus dated                     , 2012 (the “Prospectus”). Capitalized terms not defined herein shall have the meanings ascribed to them in the Registration Statement.

You, the addressee, have requested our opinion as to certain federal income tax matters regarding the Company. Although you may disclose to any and all persons, without limitation of any kind, the federal tax treatment and federal tax structure of the Company and all materials of any kind that were provided to you by us relating to such tax treatment and tax structure, you may not authorize any other person or entity to rely on this opinion, or otherwise make this opinion available for the benefit of any other person or entity, without our prior written consent; provided, however, without our prior written consent this opinion may be relied upon by purchasers of the Shares from the Company to the extent such purchasers are entitled to so rely under the Securities Act or other applicable federal securities laws.

In our capacity as counsel to the Company and for purposes of rendering this opinion, we have examined and relied upon the following, with your consent: (i) the Registration Statement, (ii) the Prospectus, (iii) a certificate executed by duly appointed officers of the Company (the “Officer’s Certificate”) setting forth certain factual representations, dated                     , 2012 and (iv) such other documents as we have considered relevant to our analysis. In our examination of such documents, we have assumed the authenticity of original documents, the accuracy of copies, the genuineness of signatures, and the legal capacity of signatories. We have also assumed that all parties to such documents have acted, and will act, in accordance with the terms of such documents.

Our opinion is based on (a) our understanding of the facts as represented to us in the Officer’s Certificate and (b) the assumption that (i) the Company and any of its subsidiaries have valid legal existences under the laws of the states in which they were formed and have operated in accordance with the laws of such states, (ii) the Company is operated, and will continue to be operated, in the manner described in the Officer’s Certificate, (iii) the facts contained in the Registration Statement and the Prospectus are true and complete in all material respects, (iv) all representations of fact contained in the Officer’s Certificate are true and complete in all material respects and (v) any representation of fact in the Officer’s Certificate that is made “to the knowledge of” or similarly qualified is correct without such qualification. We have not undertaken any independent inquiry into or verification of these facts either in the course of our representation of the Company or for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, and nothing has come to our attention that would cause us to question the accuracy of such representations, we have no assurance that they are or will ultimately prove to be accurate.

We note that the tax consequences addressed herein depend upon the actual occurrence of events in the future, which events may or may not be consistent with any representations made to us for purposes of this opinion. In particular, the qualification and taxation of the Company as a “real estate investment trust” (“REIT”) for federal income tax purposes depends upon the Company’s ability to meet on a continuing basis certain distribution levels, diversity of stock ownership, and the various qualification tests imposed by the Internal Revenue Code of 1986 (as amended, the “Code”). To the extent that the facts differ from those represented to or assumed by us herein, our opinion should not be relied upon. In rendering this opinion, we emphasize our understanding that the Company has no operating history or material assets and, accordingly, our opinion depends almost wholly on statements and projections made by the Company regarding its future activities.

Our opinion herein is based on existing law as contained in the Code, final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements of the Internal Revenue Service (the “IRS”) and court decisions as of the date hereof. The provisions of the Code and the Treasury Regulations, IRS administrative pronouncements and case law upon which this opinion is based could be changed at any time, perhaps with retroactive effect. In addition, some of the issues under existing law that could significantly affect our opinion have not yet been authoritatively addressed by the IRS or the courts, and our opinion is not binding on the IRS or the courts. Hence, there can be no assurance that the IRS will not challenge, or that the courts will agree with, our conclusions.

Based upon, and subject to, the foregoing and the next paragraphs below, we are of the opinion that, as of the date hereof:

1.	The Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code through the date hereof, and its current organization and current and proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT for the taxable year ending December 31, 2012 and thereafter.

2.	We have reviewed the statements included or incorporated by reference in the Prospectus under the heading “Material U.S. Federal Income Tax Considerations” and, insofar as such statements pertain to matters of law or legal conclusions, they are correct in all material respects.

We undertake no obligation to update this opinion, or to ascertain after the date hereof whether circumstances occurring after such date may affect the conclusions set forth herein. We express no opinion as to matters governed by any laws other than the Code, the Treasury Regulations, published administrative announcements and rulings of the IRS, and court decisions.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

This opinion is furnished to you solely for use in connection with the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K of the Company and to such Registration Statement. We also consent to the reference to our firm name wherever appearing in the Registration Statement and Prospectus. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder, nor do we thereby admit that we are experts with respect to any part of the Registration Statement within the meaning of the term “experts” as used in the Securities Act or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

555 WEST FIFTH STREET LOS ANGELES CALIFORNIA 90013-1024 TELEPHONE: 213.892.5200 FACSIMILE: 213.892.5454 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SAN DIEGO, WASHINGTON, D.C.

DENVER, NORTHERN VIRGINIA,

ORANGE COUNTY, SACRAMENTO,

WALNUT CREEK, CENTURY CITY

TOKYO, LONDON, BEIJING,

SHANGHAI, HONG KONG,

SINGAPORE, BRUSSELS

                    , 2012

MVP ~~Monthly Income Realty Trust~~REIT, Inc.

8880 West Sunset Road, Suite 220

Las Vegas, Nevada 89148

Re:	MVP ~~Monthly Income Realty Trust~~REIT, Inc.—
Status as a Real Estate Investment Trust;
Information in Prospectus under Heading
Material U.S. Federal Income Tax Considerations

Ladies and Gentlemen:

We have acted as counsel to MVP ~~Monthly Income Realty Trust~~REIT, Inc., a Maryland corporation (the “Company”), in connection with the offering by the Company of shares of its common stock, $0.001 par value per share (the “Shares”). The Shares are the subject of (i) a registration statement filed on Form S-11 (the “Registration Statement”) by the Company with the U.S. Securities and Exchange Commission (“SEC”) under the Securities Act of 1933 (the “Securities Act”) and (ii) a prospectus dated                     , 2012 (the “Prospectus”). Capitalized terms not defined herein shall have the meanings ascribed to them in the Registration Statement.

You, the addressee, have requested our opinion as to certain federal income tax matters regarding the Company. Although you may disclose to any and all persons, without limitation of any kind, the federal tax treatment and federal tax structure of the Company and all materials of any kind that were provided to you by us relating to such tax treatment and tax structure, ~~this opinion is intended solely for your benefit. You~~you may not authorize any other person or entity to rely on this opinion, or otherwise make this opinion available for the benefit of any other person or entity, without our prior written consent; provided, however, without our prior written consent this opinion may be relied upon by purchasers of the Shares from the Company to the extent such purchasers are entitled to so rely under the Securities Act or other applicable federal securities laws.

In our capacity as counsel to the Company and for purposes of rendering this opinion, we have examined and relied upon the following, with your consent: (i) the Registration Statement, (ii) the Prospectus, (iii) a certificate executed by duly appointed officers of the Company (the “Officer’s Certificate”) setting forth certain factual representations, dated                     , 2012 and (iv) such other documents as we have considered relevant to our analysis. In our examination of such documents, we have assumed the authenticity of original documents, the accuracy of copies, the genuineness of signatures, and the legal capacity of signatories. We have also assumed that all parties to such documents have acted, and will act, in accordance with the terms of such documents.

Our opinion is based on (a) our understanding of the facts as represented to us in the Officer’s Certificate and (b) the assumption that (i) the Company and any of its subsidiaries have valid legal existences under the laws of the states in which they were formed and have operated in accordance with the laws of such states, (ii) the Company is operated, and will continue to be operated, in the manner described in the Officer’s Certificate, (iii) the facts contained in the Registration Statement and the Prospectus are true and complete in all material respects, (iv) all representations of fact contained in the Officer’s Certificate are true and complete in all material respects and (v) any representation of fact in the Officer’s Certificate that is made “to the knowledge of” or similarly qualified is correct without such qualification. We have not undertaken any independent inquiry into or verification of these facts either in the course of our representation of the Company or for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, and nothing has come to our attention that would cause us to question the accuracy of such representations, we have no assurance that they are or will ultimately prove to be accurate.

We note that the tax consequences addressed herein depend upon the actual occurrence of events in the future, which events may or may not be consistent with any representations made to us for purposes of this opinion. In particular, the qualification and taxation of the Company as a “real estate investment trust” (“REIT”) for federal income tax purposes depends upon the Company’s ability to meet on a continuing basis certain distribution levels, diversity of stock ownership, and the various qualification tests imposed by the Internal Revenue Code of 1986 (as amended, the “Code”). To the extent that the facts differ from those represented to or assumed by us herein, our opinion should not be relied upon. In rendering this opinion, we emphasize our understanding that the Company has no operating history or material assets and, accordingly, our opinion depends almost wholly on statements and projections made by the Company regarding its future activities.

Our opinion herein is based on existing law as contained in the Code, final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements of the Internal Revenue Service (the “IRS”) and court decisions as of the date hereof. The provisions of the Code and the Treasury Regulations, IRS administrative pronouncements and case law upon which this opinion is based could be changed at any time, perhaps with retroactive effect. In addition, some of the issues under existing law that could significantly affect our opinion have not yet been authoritatively addressed by the IRS or the courts, and our opinion is not binding on the IRS or the courts. Hence, there can be no assurance that the IRS will not challenge, or that the courts will agree with, our conclusions.

Based upon, and subject to, the foregoing and the next paragraphs below, we are of the opinion that, as of the date hereof:

1.	The Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code through the date hereof, and its current organization and current and proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT for the taxable year ending December 31, 2012 and thereafter.

2.	We have reviewed the statements included or incorporated by reference in the Prospectus under the heading “Material U.S. Federal Income Tax Considerations” and, insofar as such statements pertain to matters of law or legal conclusions, they are correct in all material respects.

We undertake no obligation to update this opinion, or to ascertain after the date hereof whether circumstances occurring after such date may affect the conclusions set forth herein. We express no opinion as to matters governed by any laws other than the Code, the Treasury Regulations, published administrative announcements and rulings of the IRS, and court decisions.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

~~555 WEST FIFTH STREET LOS ANGELES CALIFORNIA 90013-1024 TELEPHONE: 213.892.5200 FACSIMILE: 213.892.5454 WWW.MOFO.COM~~

~~MORRISON & FOERSTER LLP~~

~~NEW YORK, SAN FRANCISCO,~~

~~LOS ANGELES, PALO ALTO,~~

~~SAN DIEGO, WASHINGTON, D.C.~~

~~DENVER, NORTHERN VIRGINIA,~~

~~ORANGE COUNTY, SACRAMENTO,~~

~~WALNUT CREEK, CENTURY CITY~~

~~TOKYO, LONDON, BEIJING,~~

~~SHANGHAI, HONG KONG,~~

~~SINGAPORE, BRUSSELS~~

This opinion is furnished to you solely for use in connection with the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K of the Company and to such Registration Statement. We also consent to the reference to our firm name wherever appearing in the Registration Statement and Prospectus. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder, nor do we thereby admit that we are experts with respect to any part of the Registration Statement within the meaning of the term “experts” as used in the Securities Act or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,